EHang Holdings Limited

11/F Building One, EHang Technology Park

No. 29 Bishan Blvd., Huangpu District

Guangzhou, 510700

People’s Republic of China

September 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Andrew Mew
Mr. Tyler Howes

Re:	EHang Holdings Limited (the “Company”)
Responses to the Staff’s Comment Letter Dated August 29, 2023
File No. 001-39151

Dear Mr. Mew and Mr. Howes:

This letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated August 29, 2023 (the “Comment Letter”) on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was publicly filed with the Commission on April 27, 2023 (the “2022 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the 2022 Form 20-F. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure to its future filings on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 162

1.

We note your statement that you reviewed your register of members in the Cayman Islands and publicly available documents such as beneficial ownership reports on Schedule 13D or Schedule 13G in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

In connection with the required submission under paragraphs (a), (b)(2) and (b)(3) of Item 16I, the Company respectfully submits that the Company has also reviewed the following publicly available documents in addition to its register of members in the Cayman Islands:

•	The beneficial ownership report on Schedule 13G/A filed by Huazhi Hu and Genesis Rising Limited on February 14, 2023 with respect to the Company’s securities.

•

The beneficial ownership report on Schedule 13G/A filed by GGV Capital V L.P., GGV Capital V Entrepreneurs Fund L.P., GGV Capital V L.L.C., Jixun Foo, Glenn Solomon, Jenny Hong Wei Lee, Jeffrey Gordon Richards, and Hans Tung, on February 14, 2023 with respect to the Company’s securities.

The Company has not relied upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

To the Company’s best knowledge, after examining the aforementioned Schedule 13Gs and the amendments thereto as well as the register of members, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares and voting power as of March 31, 2023 (the most recent practicable date disclosed in 2022 Form 20-F), except for Mr. Huazhi Hu, the chairman of the board of directors and chief executive officer of the Company, who controlled 82.8% of the Company’s voting power. As of March 31, 2023, Mr. Hu held 670,258 Class A ordinary shares, represented by 335,129 ADSs, by himself and 39,026,560 Class B ordinary shares through Genesis Rising Limited, a British Virgin Islands company wholly owned by him. As of March 31, 2023, 3,466,204 Class A ordinary shares of the Company, or 2.9% of its total outstanding shares, were beneficially owned by a state-owned enterprise in the Huangdao district of the Qingdao municipality of the Shandong province and no other governmental entity in Cayman Islands or the People’s Republic of China (“PRC”) owns any other equity securities in the Company. Therefore, the Company is not owned or controlled by a governmental entity in a foreign jurisdiction.

In addition, the Company has two wholly owned subsidiaries in Hong Kong and Mainland China, namely, Ehfly Technology Limited, a Hong Kong company, and EHang Intelligent Equipment (Guangzhou) Co., Ltd., a PRC company. Furthermore, the Company owns 68.5% of the equity interests in Yunfu EHang Intelligent Technology Limited, a PRC company. The remaining 31.5% of the equity interests in Yunfu EHang Intelligent Technology Limited are beneficially owned by a state-owned enterprise in the Yunfu municipality of the Guangdong province. The Company is also the primary beneficiary of Guangzhou EHang Intelligent Technology Co., Ltd. (the “VIE”) and the VIE’s subsidiary, Guangdong EHang General Aviation Co., Ltd. The Company has the power to direct the activities of the VIE and the VIE’s subsidiary that most significantly impact their economic performance, receive substantially all of the economic benefits of the VIE and the VIE’s subsidiary, and has an exclusive right to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC laws. Therefore, none of the Company’s subsidiaries, the VIE and the VIE’s subsidiary is owned or controlled by a governmental entity in a foreign jurisdiction.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it conducted inquiries and collected questionnaires from the members of the board of directors of each of the Company, its subsidiaries and consolidated foreign operating entities in relation to whether any of them is an official of the Chinese Communist Party. Each of those members of the boards of directors has confirmed in writing that she or he is not an official of the Chinese Communist Party during the term of serving as a director of the Company, its subsidiaries or consolidated foreign operating entities. In addition, the Company conducted internet research using keywords of the names of the members of the board of directors of each of the Company, its subsidiaries and consolidated foreign operating entities, and reviewed the search results to confirm whether any of the directors is an official of the Chinese Communist Party. In relation to the directors who are also employees of the Company, its subsidiaries and consolidated foreign operating entities, based on the employment profiles of the employees retained by the Company, the Company also confirmed that they are not officials of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.

Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response.

The Company respectfully submits that its consolidated foreign operating entities are organized in Hong Kong and Mainland China and that it has disclosed the percentage of its shares and the shares of its consolidated operating entities owned by governmental entities in each such jurisdiction in which it has consolidated operating entities in the 2022 Form 20-F.

As disclosed in the 2022 Form 20-F and the Company’s responses to the first comment above, as of March 31, 2023, the Company has the following consolidated foreign operating entities:

1)	one consolidated foreign operating entity in Hong Kong, Ehfly Technology Limited, which is wholly owned by the Company;

2)	four consolidated foreign operating entities in Mainland China, including:

a)	EHang Intelligent Equipment (Guangzhou) Co., Ltd., a wholly owned subsidiary of the Company;

b)

Yunfu EHang Intelligent Technology Limited, 68.5% of whose equity interests are beneficially owned by the Company and the remaining 31.5% equity interests are beneficially owned by a state-owned enterprise in the Yunfu municipality of the Guangdong province;

c)

Guangzhou EHang Intelligent Technology Co., Ltd. (i.e., the VIE), 95% of whose equity interests are owned by Shuai Feng and the remaining 5% are owned by Weixian Xia, each of Mr. Feng and Mr. Xia is a senior employee of the Company, and the Company is the primary beneficiary of 100% of the VIE; and

d)	Guangdong EHang General Aviation Co., Ltd. (i.e., the VIE’s subsidiary), 51% of whose equity interests are owned by the VIE and the remaining 49% are beneficially owned by the Company.

Further, as of March 31, 2023, 3,466,204 Class A ordinary shares of the Company, or 2.9% of its total outstanding shares, are beneficially owned by a state-owned enterprise in the Huangdao district of the Qingdao municipality of the Shandong province.

Except as disclosed in 2022 Form 20-F and the responses above, to the Company’s best knowledge, no other governmental entity in Cayman Islands or PRC owns any other equity securities in the Company, the Company’s subsidiaries, the VIE or the VIE’s subsidiary.

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that it reviewed the memorandum and articles of association (or equivalent organizing document) of the Company and its consolidated foreign operating entities, and confirmed that none of them contains wording from any charter of the Chinese Communist Party.

*        *        *

If you have any questions regarding this submission, please contact the Company’s U.S. counsel Will H. Cai of Cooley LLP by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Huazhi Hu
Huazhi Hu
Chief Executive Officer

cc:	Conor Chia-hung Yang, Chief Financial Officer, EHang Holdings Limited

Will H. Cai, Esq. Cooley LLP